Offering Statement for
Li3 Group, Inc.
("Li3 Group, Inc.," "we," "our," or the "Company")

The Company

1. **What is the name of the issuer?**

   Li3 Group, Inc.

   6382 NW 23rd Street

   Boca Raton, FL 33434

Eligibility

2. **The following are true for Li3 Group, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   David Macias

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/25/2022	Present	Li3 Group, Inc.	CEO & Former Chairman
04/01/2013	01/01/2023	Upower, Inc.	CEO, Chairman
06/01/2004	Present	Sunshine Energy & Commodities, Inc.	CEO, Chairman
01/01/2020	Present	Diamonds Resource Group	VP of Planning & Business Development

Short Bio: Mr. Macias is a 22-year Veteran in the Physical Trade & Sourcing at Sunshine Energy and Commodities, participating in Physical Bulk Cargos of Commodities like Crude Oil, Coal, Iron Ore. Previously served as Chairman and CEO of Upower, Inc., where he developed and funded with The World Bank, Latin America's largest photovoltaic solar power plant in Honduras for $232mm in 2015, eventually selling it to FinnFund (The sovereign wealth fund of Finland). Mr. Macias brings 30+ years of Wall Street financial experience, serving as a Senior Vice President of several different FINRA/SEC broker-dealer firms where he managed $400,000,000+ in assets for over 3,500 Clients. Mr. Macias has raised several hundred million in private capital raises, and participated in over 154 publicly traded companies since 1987. Mr. Macias was a registered and licensed brokerage Financial Advisor until 2013, retiring from the business. Mr. Macias began his career in 1987 at Lehman Brothers. Mr. Macias served in various capacities as a Senior Vice President ("SVP") of several different FINRA member broker dealer firms, after receiving his Series 7 and 63 stock brokerage licenses. These included: Shearson Lehman Hutton, D.H. Blair & Co., GKN Securities, Gruntal & Co., and Sterling Financial Investment Group. Education: Mr. Macias was a recipient of the national 4-year full tuition Rockefeller Group Scholarship Program based on his academic achievements at Abraham Lincoln High School in Brooklyn, NY. Mr. Macias then graduated from Brooklyn College, a City University of New York, receiving a Bachelor of Science in Business, Management, and Finance with a minor in Spanish in 1989. LinkedIn: https://www.linkedin.com/in/david-macias-53b74895/

Name
Jorge Aizcorbe

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/25/2022	Present	Li3 Group, Inc.	President
07/01/2015	12/31/2021	UPower Inc.	President
03/01/2019	05/24/2022	Principal Solar Inc.	Founder & Head of Corporate Development
12/17/2015	Present	RedRock Energy Ventures, Inc.	Managing Director

Mr. Aizcorbe, is a proven leader with 30 years as a Pioneer in the Solar Energy industry. Having worked as a Strategic Consultant, Investment Banker, and Investor, his divested set of experiences have provided the ability to fuse operational strategy and corporate finance to maximize value creation . • Managing Director at RedRock Energy Ventures, Inc.. • Jorge has deployed several hundred Megawatts of successful utility scale projects to date, in addition to being Founder of Principal Solar, Inc.. Mr. Aizcorbe was former President of Upower, a renewable energy developer of Solar Projects Internationally focused on Utility-Scale Solar Plants. • Recently raised capital for the largest lithium brine project in the USA. • Mr. Aizcorbe is an Investment Banker for over 30 years. Worked at W.R. Grace & Co., one of the first true conglomerate corporations in the USA in Corporate Development and Merger & Acquisitions. Mr. Aizcorbe has structured numerous successful transactions for clients such as Madison Dearborn Partners, Bechtel Corporation, Chase Capital Partners, Scott's Miracle Grow, Hunt Corporation. • Assisted family in the Real Estate development of communities, including Wellington (WPB) and Palm Beach Point.

Name
Wendell Brown

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/18/2022	Present	Li3 Group, Inc.	COO
06/22/2016	Present	Snap Wireless, Inc.	President

Short Bio: Mr. Brown is an American computer scientist, entrepreneur and inventor best known for his innovations in Telecommunications and Internet Technology, Cybersecurity, and Smartphone App development. Brown has founded multiple notable technology companies including: Teleo, an early competitor of Skype, acquired by Microsoft. LiveOps, served as its Chairman and CTO. eVoice, who supplied voicemail solutions to AT&T, MCI, AOL, later deployed as Google Voice, then acquired by AOL Time-Warner. WalkSoftly, acquired by CyberMedia Inc. LinkedIn: https://www.linkedin.com/in/wendellbrownofficial/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

David and Carolina Macias

Securities:	9,000,000
Class:	Common Stock
Voting Power:	26.9%

Jorge Aizcorbe

Securities:	9,000,000
Class:	Common Stock
Voting Power:	26.9%

Russell Blades

Securities:	9,000,000
Class:	Common Stock
Voting Power:	26.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

General: Li3 Group, Inc. brings a game-changing solution the Commodities Mining Exchange ("CMX™"), a physical commodities trade financing platform CMX™. The Commodities Mining Exchange, our proprietary platform provides a unique trade finance hub for investors, mining companies, energy providers, manufacturers and technology alike, with significant arbitrage opportunities and solutions for both short-term and long-term off-take agreements. Li3 Group's innovative solutions to conventional project financing via its proprietary digital mining project financing platform, for digitizing real-world assets ("RWA"), the Battery Metal Exchange ("BMX™"). The BMX™ has a goal to meet the growing demand for battery metals, including lithium, copper, cobalt, nickel, and graphite. We've also created the BMX™, a new funding mechanism through tokenization, to support the entire mining ecosystem for electric vehicle, smartphone, and power storage markets. Mission: Trading & tokenization of commodities and mining with RWA via our proprietary exchange platforms the Li3 Group CMX™ & BMX™ Exchanges, or via our trade name DigitizeRWA™. Li3's Group's Anticipated Revenue Models Current Competitive and Strategic Advantages: Anticipated Business Revenue Models: The Li3 Group CMX™ & BMX™ Exchange Platforms; A) Supply Chain Hub CMX™, A Physical Commodities Trading and Investing Ecosystem. Proprietary commodity trading Li3 Group has a physical trading platform for commodity trading, the CMX™ Physical Commodities Trade Financing & Digital Platform. The Commodities Mining Exchange, our proprietary platform provides a unique trade finance hub for investors, mining companies, energy providers, manufacturers and technology alike, with significant arbitrage opportunities and solutions for both short-term and long-term off-take agreements. The Commodities Mining Exchange via our proprietary platform, identifies specific lucrative physical commodities transactions in energy, battery metals, and other raw materials available for funding, with the ability to share in part of the arbitrage spread, when buying and re-selling the cargos. How we plan to make money: Participate in trade finance and arbitrage spreads of commodities delivered via production supplies to end buyers, originating from existing, established, & long-term trade relationships. A) Transaction fees for a suite of services including: supporting commodity auctions, project tenders and RFP's, market intelligence, and sourcing supplies & end users. B) Digitizing RWA with BMX™; The Battery Metal Exchange is a disruptive digital platform connecting battery metal mining projects to viable funding sources. The BMX™ uses blockchain and smart contracts to meet the growing demand for battery metals, including lithium, copper, cobalt, nickel, and graphite, a new funding mechanism through tokenization, to support the entire mining ecosystem for electric vehicle, smartphone, and power storage markets. Percentage benefit of each project investment via asset-backed digital tokens created on Li3 Group's proprietary platform via a peer-to-peer marketplace.

Li3 Group, Inc. currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in Li3 Group, Inc. speculative or risky:**

   1. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

   2. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

   3. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   4. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

   5. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

   6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

   7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

   8. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

   9. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply

chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

12. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on

apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of

Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX

AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Li3 Group, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Total Funding Requirement Summary - Expenses By Category: BMX Platform Creation G&A Support Services Sales & Marketing Finance, Legal and Consulting

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
BMX Platform Creation	$5,000	$347,165
General and Administrative	$0	$296,880
Support Services	$0	$145,000
Sales and Marketing	$2,000	$145,440
Finance, Legal, and Consulting	$2,510	$240,000
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Li3 Group, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been

reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $2 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your

reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	33,352,400	Yes	

    ## Options, Warrants and Other Rights

    None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The Company has no existing debt, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related Party Loan - David Macias
Amount Outstanding:	$500
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Li3 Group, Inc. conducted within the past three years?**

Date of Offering:	2022-12-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$450,309
Use of Proceeds:	The proceeds were used on the operations of the business.

Date of Offering:	2023-10-17
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$650,000
Use of Proceeds:	The proceeds were used on the operations of the business.

Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$502,499
Use of Proceeds:	Stock issued for services. No cash was received in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Overview: Li3 Group is an early-stage fintech and physical commodities company formed on May 25, 2022 operating in the mining and supply chain sectors, addressing global demand for raw materials. Our mission is to revolutionize these industries through innovative technologies addressing capital needs and strategic partnerships. While we have yet to generate revenue, our focus remains on advancing research and development, enhancing operational efficiency, and establishing ourselves as a leader in our target markets. Li3 Group is an American company, with veteran professional representation globally. We plan to have joint venture partnerships and currently have engaged operative employees in both Colombia and Indonesia. These targeted JV partners include licensed and permitted mineral rights owners and operators in the energy mining space, for raw materials, such as a group with a variety of petroleum-based products and others with both thermal and metallurgical coals, in addition to a portfolio access to battery metals, including lithium, copper, cobalt, nickel, and graphite. Li3 Group is observant of the risk reward factors that dictate arbitrage spreads and overall profitable opportunities, versus some of the more mature markets, such as those in the U.S., whereby a competitive entry point leaves little to such early-stage, less capitalized firms such as Li3 Group. We acknowledge that risk mitigation through proper due diligence may lead to an achievable and sustainable revenue model over time, by developing such supply chains, allowing for trade finance opportunities to foster over time. Financial Position: As of the end of the previous fiscal year, Li3 Group's financial position remains reflective of our early-stage status. The majority of our capital has been raised privately from friends and family through our private placement offering for such limited time. These funds have primarily been allocated towards research and development, corporate legal expenses, and day-to-day operational costs. Li3 Group's company management is observant to identify any known trends, events, commitments, demands, or uncertainties that are likely to result in material changes in liquidity or capital resources, and therefore, after surviving the recent pandemic conditions in 2022-2023, events like COVID-19 or the recent Russia's invasion of Ukraine may have materially affected the business anticipated timeframes. Yet, we at Li3 Group remain committed to a best-efforts basis to continue to adjust to new conditions. Results of Operations: The Company is currently in its pre-revenue stage. Operating expenses for the year ended December 31, 2023 increased by $1,026,240 to $1,448,100, as compared to $421,860 reported for the period ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $1,028,322 to $1,450,182, as compared to $421,860 reported for the period ended December 31, 2022. Despite the recent downturn in the global pricing of certain commodities, particularly in the energy and battery metals space, the future demand exceeds supply over the next several decades. Without such available solutions, we are attempting to bring to market a mining ecosystem for electric vehicle, smartphone, and power storage markets, that currently, no such prospects are available and difficult to meet the stated industry expectations predicted by these experts. The risks and timeframes anticipated in the scheme of energy transition, are being proven to take much longer in assimilation to clean energy from the current existing fossil fuel model, and a deficit exists. For the foreseeable future, a proper mix of the two seems more likely than anticipated by industry analysts. The impact of rising costs and continued inflation may impact business operations, but Li3 Group will continue efforts of forging forward with efforts to raise the necessary capital in a variety of structures and jurisdictions as needed to comply with investor sentiment, taxing authority considerations, ever-changing regulatory structure environments, and cost of capital. Due to impact on research and development, the unclear regulatory environment, and capital structures necessary to align properly our business model, we have not yet generated any revenues to date. The capital raised to date has been crucial in funding our recent initiatives and foresee the need to raise further capital taxes to complete our goals. These include software and blockchain development for our proprietary platforms, as well as hardware investments, and working capital for trade finance. However, it's important to note that our expenditures have exceeded initial projections, primarily due to unforeseen costs associated with legal fees, corporate filings, operational expenses, regulatory jurisdictional licensing expenses, and the time and funding needed to both bring to market our dedicated P2P Marketplace and initial trade finance deposit requirements needed to participate as a principal in purchasing the supplies of

raw materials, its transportation, and sale to off-takers worldwide. Liquidity & Capital Resources: On March 8, 2024 the Company drew down proceeds of $1,109.38 in exchange for selling 741 shares of common stock through a Reg CF offering that is currently ongoing. On December 31, 2023, the Company had cash and cash equivalents of $58,323 and negative working capital of $242,330 as compared to cash and cash equivalents of $25,571 and working capital of $22,133 during the period ended December 31, 2022. During December 2023, the Company drew down proceeds of $45,437 in exchange for selling 23,899 shares of common stock through the same Reg CF offering mentioned above. During 2023, the Company sold 1,185,000 shares of common stock in exchange for gross proceeds of $650,000. Cost Saving Initiatives: In response to our current financial condition, Li3 Group has implemented cost-saving initiatives aimed at optimizing operational efficiency and conserving resources. This includes reduced salaries for our team members or extended pauses in receipt of paychecks into arrears as necessary throughout the years. We have been active in diligent review with our chosen CPA firm of all expenses, payroll, and tax filings to identify areas for optimization and keeping up to date on all financial reporting efforts as a priority since the company's inception. Challenges and Mitigation Strategies: We have implemented a "Boots on the ground" process in all commodity supply chain sourcing matters since November 2022. Li3 Group has hired company employees in the jurisdictions of both Colombia and Indonesia to visit all prospective and existing mining and sourcing opportunities. Additionally, we are in continued, active corporate communications with both the Agency of Mining in Colombia with their executive team members as well as the management of The Ministry of Energy and Mineral Resources of the Republic of Indonesia to continuously verify mining rights permits and licensure of any and all of our targeted and joint venture partners or sourcing suppliers, currently under consideration. In addition, we communicate with regularity with our U.S. Representatives of the U.S. Trade Department in Jakarta, Indonesia offices, who reconfirm these third party verifications with clarity, assuring transparency with better surety in conducting business. Future Outlook: Looking ahead, Li3 Group remains optimistic about our prospects in the fintech and commodities industries. We are dedicated to leveraging our several decades of experience in these sectors. Together, our 70 years experience in the investment banking and financial markets, alongside of our key executive's long-term relationships, expertise, including the technological innovations we bring together to drive growth with our unique set of expert capabilities, gives way of creating shareholder value. Our strategic focus on building strong partnerships and expanding our global footprint will be instrumental in achieving our objectives. Li3 Group plans to provide guidance in the third to fourth quarters of 2024, or prior, when released. This guidance assumes, among other things, that no additional business acquisitions, restructurings, or unforeseen legal risks are present. In conclusion, while Li3 Group continues to face challenges inherent in its early-stage development, we are confident in our ability to overcome obstacles and achieve sustainable growth. We remain steadfast in our commitment to innovation and excellence, guided by our mission to revolutionize the mining and supply chain sectors.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

　1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
　　1. **in connection with the purchase or sale of any security?**
　　2. **involving the making of any false filing with the Commission?**
　　3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

　2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
　　1. **in connection with the purchase or sale of any security?;**
　　2. **involving the making of any false filing with the Commission?**
　　3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

　3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
　　1. **at the time of the filing of this offering statement bars the person from:**
　　　1. **association with an entity regulated by such commission, authority, agency or officer?**
　　　2. **engaging in the business of securities, insurance or banking?**
　　　3. **engaging in savings association or credit union activities?**
　　2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

　4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
　　1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
　　2. **places limitations on the activities, functions or operations of such person?**
　　3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

　　If Yes to any of the above, explain:

　5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Li3 Group, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the video transcript of the video shown on the company's offering page: Greetings, I'm David Macias, Li3 Group's CEO/Chairman. Li3 Group is revolutionizing how global cargos of Raw Materials in Physical Commodities like Oil, Coal, Copper and Lithium for Power Plants, making Smartphones, and Battery Storage, are bought and sold. We are in the Physical Commodities Trading business of supplying globally Raw Materials that eventually make every product you've seen or used at one point in life. Li3 Group in a unique powerful position to reap the benefits of our global reach and industry Know-How. Our Team Members have decades of experience, with established Trade Partners that are Suppliers and Producers, like Mining Operators, or in the Energy Production of Coal and Oil, alongside our existing long-term relationships with our Exit Buyers and End-Users, like the Refineries, Power Producers, like Power Plants, and Cement and Steel Mills. Our Arbitrage Spreads between the Buy and the Sell of such Commodities, carry a Collateral or Payment Guarantee in our favor against most risks, allowing for profitability via contractual deliveries of the Raw Materials themselves. Li3 Group gives you access to participate in these transactions as an Asset Class, that rarely many are exposed to, other than Smart Money Institutional Investors. Additionally, Li3 Group has a Proprietary, innovative solution to conventional Project Financing via its Digital Platform, for Real-World Assets (RWA's), the Battery Metals Mining Exchange (BMX™). The BMX ™ has a goal to meet the growing demand for Battery Metals, including Lithium, Copper, Cobalt, Nickel, and Graphite, with a new funding mechanism through Tokenization, to support the entire Mining Ecosystem for Electric Vehicles, Smartphone, and Power Storage Markets. We are Li3 Group, and can schedule a Zoom videoconference at a convenient time for you, to properly present this unique opportunity, simply by emailing us at investor-relations@li3group.com

with a Date & Time that best suits you, or you can Book it Online at: www.li3group.com/contact or just call us at 561-774-3300 Thank you.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.Li3Group.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.